Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

June 24, 2018

among

XERIUM TECHNOLOGIES, INC.,

ANDRITZ AG

and

XYZ MERGER SUB, INC.

THIS DOCUMENT IS SUBJECT TO REVISION BY THE COMPANY FROM TIME TO TIME AND SHALL BE KEPT CONFIDENTIAL BY THE RECIPIENT HEREOF PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT TO WHICH THE RECIPIENT IS A PARTY IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. THIS DOCUMENT IS CIRCULATED FOR DISCUSSION PURPOSES ONLY. CIRCULATION OF THIS DOCUMENT DOES NOT GIVE RISE TO ANY DUTY TO NEGOTIATE OR CREATE OR IMPLY ANY OTHER LEGAL OBLIGATION. NO LEGAL OBLIGATION OF ANY KIND WILL ARISE UNLESS AND UNTIL A DEFINITIVE WRITTEN AGREEMENT IS EXECUTED AND DELIVERED BY ALL PARTIES.

i

ii

Exhibit A – Form of Voting Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 24, 2018, among Xerium Technologies, Inc., a Delaware corporation (the “Company”), Andritz AG, a joint stock corporation organized under the laws of Austria with its seat at Graz, Austria (“Parent”), and XYZ Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent and Merger Subsidiary have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties intend that Merger Subsidiary will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law (as defined below); and

WHEREAS, as an inducement to and condition of Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into voting agreements with Parent dated as of the date hereof substantially in the form attached as Exhibit A (each, a “Voting Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer or proposal relating to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, spin-off, business combination or similar transaction involving the Company or any of its Subsidiaries or assets, in each case, representing 20% or more of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries or any other entity) of the Company; (ii) any direct or indirect acquisition by any Person or group resulting in, or proposal or offer, which if consummated would result in, any Person or group becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power or of any class of equity securities of the Company, or those of any of its Subsidiaries or assets, in each case, representing 20% or more of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries or any other entity) of the Company or (iii) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, Regulation (EC) 139/2004 of the European Union, and all other federal, state, foreign or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, trade or foreign investment Laws and regulations that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) regulate foreign investments, or (iii) protect the national security or the national economy of any nation.

“Applicable Law” means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, as amended by Form 10-K/A filed April 30, 2018.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2017 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2017.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Compensatory Award” means each Company Option, Company Restricted Stock Unit Award and Company Deferred Stock Unit Award.

“Company Deferred Stock Unit” means a unit granted pursuant to a Company Stock Plan, other than a Company Restricted Stock Unit, which entitles the unit holder to the redemption of such unit for a share of Company Common Stock at the date specified in the applicable Company Stock Plan.

“Company Deferred Stock Unit Award” means any award of Company Deferred Stock Units that was granted pursuant to a Company Stock Plan.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company IP” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Option” means any option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan.

“Company Preferred Stock” means the preferred stock, $0.001 par value per share, of the Company.

“Company Restricted Stock Unit” means a unit granted pursuant to a Company Stock Plan, which is subject to vesting or other lapse restrictions and entitles the unit holder to the redemption of such unit for a share of Company Common Stock, after vesting pursuant to the terms of the applicable Company Restricted Stock Unit Award.

“Company Restricted Stock Unit Award” means any award of Company Restricted Stock Units that was granted pursuant to a Company Stock Plan.

“Company Stock Plan” means the Company’s 2010 Equity Incentive Plan, as amended, those certain 2009 Director Restricted Stock Units Agreements dated June 9, 2009 and August 6, 2009 between the Company and Joseph J. Gurandiano, the 2011 Directors’ Deferred Stock Unit Plan, the Company’s 2016–2018 Long-Term Incentive Plan and any other stock, compensation or similar plan pursuant to which the Company has granted stock or equity based compensation awards, including individual inducement award agreements.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 19, 2018 by and between Andritz (USA) Inc. and the Company.

“Contract” means any legally binding contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, purchase or sales order, concession, franchise, option, insurance policy, benefit plan, guarantee and any similar legally binding undertaking, commitment or pledge.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Laws relating to protection of the environmental or human health and safety (in relation to exposure to Hazardous Substances).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Fully Diluted” means all outstanding Shares, all Shares issuable in respect of all outstanding securities convertible into or exchangeable for Shares and all Shares issuable in respect of all outstanding options and other rights to acquire Shares.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, commission, court, agency or official, including any political subdivision thereof, or any self-regulatory organization.

“Hazardous Substances” means any wastes, substances, products, pollutants or materials, whether solid, liquid or gaseous, that (i) is or contains asbestos, polychlorinated biphenyls, radioactive materials, oil, petroleum or any fraction thereof, or (ii) is defined or regulated by any Governmental Authority as a “contaminant”, “pollutant”, “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or words of similar meaning and regulatory effect thereunder.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all: (i) United States and foreign patents, including utility models, industrial designs and design patents, and applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, continuing prosecution applications, provisionals, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”); (ii) United States and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, corporate names, brand names, and other forms of indicia of origin, whether registered or unregistered, and any and all common law rights therein, together with any registrations and applications for registration thereof, and any goodwill associated therewith (collectively, “Trademarks”); (iii) rights in works of authorship including any United States and foreign copyrights and rights under copyrights, whether registered or unregistered, together with all common law rights therein, and any registrations and applications for registration thereof (collectively, “Copyrights”); (iv) trade secret rights and other confidential or proprietary information, including formulae, algorithms, procedures, processes, methods, techniques, knowhow, ideas, creations, inventions, discoveries and improvements (whether patentable or unpatentable and whether or not reduced to practice), technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel, customer, vendor and distributor lists, specifications, designs, models, devices, prototypes, and development tools; and (v) URLs, domain names and other names and locators associated with the Internet (“Domain Names”), including any registrations thereof.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case, owned by the Company or any of its Subsidiaries and used in their respective businesses.

“knowledge” means (i) with respect to the Company, the actual knowledge, after due inquiry, of the individuals listed on Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge, after due inquiry, of the individuals listed on Section 1.01 of the Parent Disclosure Schedule.

“Leased Real Property” means the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, including any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that (a) has had a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement; provided, however, that for purposes of clause (a) above, none of the following shall be deemed in and of themselves to constitute and none of the following shall be taken into account in determining whether there is a Material Adverse Effect: (i) changes in Applicable Law or GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (ii) changes in the financial or securities markets or general economic or political conditions in the United States of America, (iii) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (iv) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (v) the entry into or announcement of this Agreement (other than for purposes of any representation or warranty contained in Section 3.02 or Section 3.03), the pendency or consummation of the transactions contemplated hereby or the performance of this Agreement, (vi) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (vii) a change in the market price or trading volume of the Shares, (viii) seasonal fluctuations in the business of the Company and its Subsidiaries to the extent reasonably consistent with past periods; (ix) any change or announcement of a potential change in the credit rating of the Company or any of its Subsidiaries or any of their securities; (x) any matters to which Parent has consented or hereafter consents in writing; (xi) any action taken (or omitted to be taken) at the request of the other parties to this Agreement or (xii) any action taken by such Person or any of its Subsidiaries that is contemplated by this Agreement; provided, that (A) in the case of the foregoing clauses (vi), (vii) and (ix), such clauses shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts or change in market price or trading volume has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), (B) in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur, there shall be taken into account any right to insurance or indemnification available to such Person or any of its Subsidiaries and (C) that the exceptions in the foregoing clauses (i), (ii), (iii) and (iv) will not apply if and to the extent any such exception, individually or in the aggregate with any other event, condition, change, occurrence or development, circumstance or effect, has a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate. For the avoidance of doubt, the parties acknowledge and agree that no Remedial Action (as defined below) will result, or be deemed to result, in a Material Adverse Effect for any purpose under this Agreement.

“Material Contract” means any of the following Contracts:

(a) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as a whole;

(b) any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract not terminable at will by the Company or one of its Subsidiaries pursuant to which the Company or one of its Subsidiaries has continuing obligations as of the date of this Agreement with any executive officer or other employee whose annual compensation for 2018 is expected to exceed $200,000 (not taking into account any payments as a result of the transactions contemplated by this Agreement) or any member of the Board of Directors whose total cash compensation for calendar year 2017 exceeded $200,000, or that would provide for severance pay upon termination of employment in excess of $200,000, other than severance or termination pay required by Applicable Law;

(c) any Contract with any of the Material Customers and Suppliers;

(d) any IP Contract;

(e) any Contract with any customer or supplier of the Company or any of its Subsidiaries pursuant to which the Company and its Subsidiaries reasonably expect to involve payments or consideration furnished by or to the Company and its Subsidiaries in excess of $1,000,000 in any calendar year that contains any covenant or other provision containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions, other than any such Contracts that (A) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, (B) are not material to the Company and its Subsidiaries, taken as a whole or (C) are IP Contracts;

(f) any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a value greater than $250,000 after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person, other than any Subsidiary of the Company;

(g) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other indebtedness, in each case in excess of $250,000, other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business;

(h) any Material Real Property Lease;

(i) any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than Contracts evidencing Company Compensatory Awards);

(j) any Contract providing for cash severance payments in excess of $200,000 (other than those pursuant to which severance is required by Applicable Law);

(k) any Contract providing for indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the Company or its Subsidiaries’ standard forms previously made available to Parent or an IP Contract;

(l) any Contract (other than an IP Contract) containing any provision or covenant limiting in any material respect the ability of the Company and its Subsidiaries, to (i) sell any products or services to any other Person or in any geographic region, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any Person;

(m) any Contract (other than an IP Contract) that is an agreement in settlement of a dispute that imposes material obligations on the Company or any of its Subsidiaries after the date of this Agreement; and

(n) any Contract relating to the formation, creation, operation, management or control of a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements, IP Contracts and other commercial agreements that do not involve the formation of an entity) with any third Person.

“Material Real Property Lease” shall mean any Real Property Lease which may not be terminated by the Company or its Subsidiaries at will or by giving notice of 90 days or less which requires payments in excess of an aggregate of $150,000 per year.

“NYSE” means the New York Stock Exchange.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that that has or would reasonably be expected to (i) materially impair the compliance by Parent or Merger Subsidiary with its obligations under this Agreement or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Applicable Law, (c) with respect to Real Property, (i) Liens disclosed on current title reports or existing surveys made available to Parent that do not materially impair the use, occupancy or value of such Real Property, (ii) zoning or other governmentally established restrictions or encumbrances, and (iii) such other non-monetary Liens, if any, which would not interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries at such Real Property, (d) Liens for existing indebtedness reflected in the Company Disclosure Schedule or the Company Balance Sheet so long as there is no event of default under such indebtedness, (e) Liens to be released on or prior to the Closing Date, (f) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, and (g) title of a lessor under a capital or operating lease, and leases, subleases and similar transactions in the ordinary course of business.

“Person” means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, joint venture or other entity or organization, including a Governmental Authority.

“Personal Data” means any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, including: a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, social insurance number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees. “Personal Data” also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” or “personal information” under any applicable Law.

“Proceeding” means any claim, complaint, action, suit, audit, assessment, arbitration, mediation, litigation or inquiry, or any proceeding, examination or investigation, by or before any Governmental Authority.

“Real Property” means Leased Real Property and Owned Real Property.

“Real Property Leases” shall mean the leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property.

“Registered IP” means all Patents, Trademarks, Copyrights and Domain Names that are registered, recorded, filed, issued or renewed by or the subject of a pending application before or under the authority of any Governmental Authority owned or held for use by the Company or any of its Subsidiaries.

“Representatives” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means the outstanding shares of Company Common Stock.

“Subsidiary” means, with respect to any Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign taxes (together with any and all interest, penalties and additions to tax), imposed by any Governmental Authority including, without limitation, all income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, excise, withholding, ad valorem, stamp, transfer, value added, gains, license, registration, documentation customs’ duties, tariffs, alternative or add-on minimum, or estimated taxes.

“Tax Return” means any report, return, declaration or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including any amendments or supplements of any of the foregoing and any attachments thereto.

“Termination Fee” means an amount equal to $25,000,000, plus the actual and documented out-of-pocket expenses (in an amount not to exceed $5,000,000) incurred by Parent or any of its Subsidiaries in connection with this Agreement and the transactions contemplated thereby.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	5.03
Agreement	Preamble
Antitrust Division	Section 7.03(b)
Antitrust Authorities	Section 7.03(b)
Board of Directors	Section 1.02
Certificates	Section 2.03(a)
Closing	Section 2.01(b)
Company	Preamble
Company Board Recommendation	Section 3.02(b)
Company Disclosure Documents	Section 3.09
Company Licenses	Section 3.22(a)
Company Related Parties	Section 9.03(c)
Company SEC Documents	Section 3.07(a)
Company Stockholder Approval	Section 3.02(a)

Term	Section
Company Subsidiary Securities	Section 3.05(a)
Continuing Employee	Section 6.03(a)
Effective Time	Section 2.01(c)
Employee Plans	Section 3.17
End Date	Section 9.01(b)(i)
Enforceability Exceptions	Section 3.02(a)
Exchange Agent	Section 2.03(a)
Exchange Fund	Section 2.03(a)
FTC	Section 7.03(b)
Insurance Policies	Section 3.20
Internal Controls	Section 3.07(e)
Merger	Section 2.01(a)
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
Option Consideration	Section 2.05(a)
Parent	Preamble
Parent Related Parties	Section 9.03(c)
Parent Termination Fee	Section 9.04
Parent Welfare Plan	Section 6.03(c)
Process Agent	Section 10.08(b)
Proxy Date	Section 7.02
Proxy Statement	Section 7.01
Public International Organization	Section 3.23
Public Official	Section 3.23
Record Date	Section 7.02
Solvent	Section 4.09(b)
Stockholders’ Meeting	Section 7.02
Surviving Corporation	Section 2.01(a)
Uncertificated Shares	Section 2.03(a)
Voting Agreement	Recitals

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. References to “ordinary course” mean, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person and, in the case of the Company or any of its Subsidiaries, is not required to be authorized by the board of directors of the Company (the “Board of Directors”) and is similar in nature and magnitude to actions customarily taken, without any specific authorization by the Board of Directors. Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been filed with or furnished to the SEC and available on EDGAR, been delivered to Parent or its advisors or posted to a virtual data room managed by the Company through Merrill DataSite, in each case at least twenty-four hours prior to the execution and delivery of this Agreement.

ARTICLE 2.

THE MERGER

Section 2.01 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 8, the closing of the Merger (the “Closing”) shall take place in New York, New York at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 as soon as possible, but in any event no later than two (2) Business Days after the date on which the conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger in customary form and substance with the Delaware Secretary of State in accordance with the applicable provisions of Delaware Law and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with and accepted for record by the Delaware Secretary of State (or such later time as may be mutually agreed upon by Parent, Merger Subsidiary and the Company and specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

(e) The certificate of incorporation of the Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

(f) The bylaws of the Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

(g) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Section 2.02 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Subsidiary, Parent, the Company or any stockholder of the Company:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $13.50 payable to the holder thereof in cash, without interest (the “Merger Consideration”), on the terms and subject to the conditions set forth in this Agreement, upon surrender of Certificates or Uncertificated Shares in accordance with Section 2.03. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b) Each Share held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c) Each Share held by any Subsidiary of either the Company or Parent (other than the Merger Subsidiary) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of Shares pursuant to Section 2.02(c)).

Section 2.03 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as exchange agent in the Merger (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). At the Effective Time and concurrently with the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Parent shall provide the Exchange Agent funds representing the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares pursuant to Section 2.02(a) (the “Exchange Fund”). The Exchange Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Shares and (ii) promptly applied to making the payments provided for in Section 2.02(a). The Exchange Fund shall not be used for any purpose that is not provided for herein. The Exchange Agent shall invest any cash included in the Exchange Fund, in direct obligations of the United States of America, obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of all principal and interest, or as otherwise directed by Parent. Any interest and other income resulting from such investments shall be kept in the Exchange Fund. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments. Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b) Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares or the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Uncertificated Share.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or, in the case of Uncertificated Shares, that such documentation as may be reasonably requested by the Exchange Agent is provided and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) At the Effective Time, (i) all Shares issued and outstanding immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist, and all holders of Certificates representing Shares, and all holders of Uncertificated Shares representing Shares, that were outstanding immediately prior to the Effective Time shall, in each case, cease to have any rights as stockholders of the Company (other than the right to receive the Merger Consideration in accordance with this Agreement) and (ii) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth in, this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.04 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Section 262 of Delaware Law (any such shares being referred to as “Dissenting Shares” until such time as such holder effectively withdraws or fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of Delaware Law with respect to such shares) shall not be converted into or represent the right to receive the Merger Consideration, but shall only be entitled to such rights as are granted by Delaware Law to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of Delaware Law.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such Shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 2.02, without interest thereon, upon surrender of the Certificate representing such Share or transfer of Uncertificated Shares, as the case may be, in accordance with the terms hereof. The Company shall give Parent prompt notice of (i) any demands received by the Company for appraisal of Shares, (ii) any withdrawal or attempted withdrawal of any such demand and (iii) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law. Parent, at its expense, shall have the right to direct all negotiations and proceedings with respect to such demands, so long as Parent does not create obligations for the Company prior to the Effective Time. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands. Each holder of Dissenting Shares who becomes entitled under Section 262 of Delaware Law to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings or deductions required by Applicable Law (but only after the amount thereof shall have been finally determined pursuant to Delaware Law).

Section 2.05 Company Compensatory Awards.

(a) Treatment of Company Options. Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised shall (i) vest in full, and (ii) by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration less the exercise price per share of such Company Option, subject to any applicable withholding or other Taxes required by Applicable Law to be withheld in accordance with Section 2.07 (the “Option Consideration”). Each holder of an outstanding Company Option shall be entitled to receive, in exchange for the cancellation thereof, the Option Consideration, if any, with respect to each share of Company Common Stock subject to such outstanding Company Option and Parent shall cause such payment to be made to the holder of such Company Option, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Exchange Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation occurring at least three (3) Business Days following the Closing Date). For the avoidance of doubt, if the exercise price per share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Subsidiary, the Company or the holders thereof, the Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.

(b) Company Restricted Stock Units and Company Deferred Stock Units. Effective as of immediately prior to the Effective Time,

(i) each outstanding Company Restricted Stock Unit, the vesting of which is time-based (the “Time-Based RSUs”), (A) shall automatically become fully vested and the restrictions thereon shall lapse and (B) by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock subject to such Time-Based RSUs by (ii) the Merger Consideration, subject to any applicable withholding or other Taxes required by Applicable Law to be withheld in accordance with Section 2.07;

(ii) each outstanding Company Restricted Stock Unit, the vesting of which is performance-based (the “Company PSUs”), (A) shall automatically become fully vested, and the restrictions thereon shall lapse, with respect to that number of shares of Company Common Stock subject to such award that would be earned at 100% of the target level (the “Vested Company PSUs”) and (B) by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock subject to such Vested Company PSUs by (y) the Merger Consideration, subject to any applicable withholding or other Taxes required by Applicable Law to be withheld in accordance with Section 2.07; and

(iii) each Company Deferred Stock Unit shall be redeemed for one share of Company Common Stock in accordance with the terms of such Company Deferred Stock Unit Award (and payment of the Merger Consideration in respect of any such shares of Company Common Stock shall be paid as provided in Section 2.02 and Section 2.03 or such later date as may be required under the terms of such Company Deferred Stock Unit Award to avoid a violation of Section 409A of the Code).

For the avoidance of doubt, all shares of Company Common Stock resulting from the vesting, settlement or redemption of Company Restricted Stock Units and Company Deferred Stock Units pursuant to this Section 2.05(b) shall, as provided by Section 2.02 and Section 2.03, be cancelled and extinguished and automatically converted into and shall thereafter represent only the right to receive the Merger Consideration and Parent shall cause such payment to be made to the holder of such Company Restricted Stock Units and Company Deferred Stock Units, if a current or former employee of the Company, through the payroll system of the Surviving Corporation or, if not a current or former employee of the Company, through the Exchange Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date).

(c) Necessary Action. Not less than five Business Days prior to the Effective Time, the Company shall send a written notice in a form reasonably acceptable to Parent to each holder of an outstanding Company Option, Company Restricted Stock Unit Award or Company Deferred Stock Unit Award that shall inform such holder of the treatment of the Company Options, Company Restricted Stock Unit Awards and Company Deferred Stock Unit Awards provided in this Section 2.05. Prior to the Effective Time, the Board of Directors (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take any and all actions that are reasonably necessary for the treatment of Company Compensatory Awards as set forth in Section 2.05.

(d) Not later than the Effective Time, the Company shall have terminated each Company Stock Plan and no further Company Common Stock, Company Options, Company Deferred Stock Units, Company Restricted Stock Units or other rights with respect to Company Common Stock shall be granted thereunder.

Section 2.06 Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase Shares granted under the Company’s stock option or compensation plans or arrangements), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted; provided, however, that nothing in this Section 2.06 shall be construed to permit the Company to take any action with respect to the Shares that is prohibited by the terms of this Agreement.

Section 2.07 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold any Taxes required under Applicable Law to be deducted and withheld from any payment to any Person pursuant to the transactions contemplated by this Agreement. Any such amounts deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and shall be timely remitted to the appropriate Governmental Authority in accordance with Applicable Law.

Section 2.08 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct, as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

Section 2.09 Transfer Taxes. Any and all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by Parent and Merger Subsidiary when due.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.05, except as disclosed in any Company SEC Document filed before the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor or “forward-looking statements” section or any similar section to the extent they are predictive, cautionary or forward-looking in nature); provided, that the Company SEC Documents shall in no event qualify the representations or warranties set forth in Sections 3.02, 3.05 or 3.28 or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 3.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under Delaware Law and has all corporate powers and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, lease or operate its assets. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, upon receipt of the Company Stockholder Approval (as defined below), will be duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of the Company’s capital stock that is necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement constitutes a legal, valid and binding agreement of the Company, subject to (i) receipt of the Company Stockholder Approval and (ii) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (this clause (ii) collectively, the “Enforceability Exceptions”).

(b) At a meeting duly called and held, the Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 5.03 herein) to recommend approval and adoption of this Agreement at a meeting of the Company’s stockholders in accordance with the terms of this Agreement (the “Company Board Recommendation”).

Section 3.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of any other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of the NYSE, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04 Noncontravention. Except as set forth in Section 3.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 3.03, and subject to obtaining the Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law which, individually or in the aggregate, would be reasonably likely to result in loss to the Company and its Subsidiaries in excess of $250,000, (iii) assuming compliance with the matters referred to in Section 3.03, and subject to obtaining the Company Stockholder Approval, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefits (in any such case in excess of $250,000) to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries with a fair value in excess of $250,000 in the aggregate.

Section 3.05 Capitalization.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 1,000,000 shares of Company Preferred Stock. As of June 21, 2018 (the “Capitalization Date”), there were outstanding (i) 16,427,603 shares of Company Common Stock, (ii) zero shares of Company Preferred Stock, (iii) Company Options to purchase an aggregate of zero shares of Company Common Stock, (iv) 820,774 Company Restricted Stock Units (assuming the maximum achievement of all performance goals, as applicable), and (v) 96,740 Company Deferred Stock Units.

(b) As of the Capitalization Date, the Company has reserved 1,220,787 shares of Company Common Stock for issuance on exercise, vesting or other conversion to Company Common Stock of Company Compensatory Awards. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Compensatory Awards will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid and nonassessable, and free of any preemptive rights.

(c) Except as provided in Section 3.05(a) and for changes since the Capitalization Date resulting from the exercise, vesting or other conversion to Company Common Stock of Company Compensatory Awards outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) except as set forth in Section 3.05(c)(iv) of the Company Disclosure Schedule, restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

There are no (x) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any Shares or other Company Securities; or (y) obligations or binding commitments of any character restricting the transfer of any Shares or other Company Securities to which the Company is a party or by which it is bound. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, and there are no accrued and unpaid dividends with respect to any Shares.

(d) Section 3.05(d) of the Company Disclosure Schedule sets forth a list, as of the Capitalization Date, of all outstanding Company Compensatory Awards, including the type of Company Compensatory Award, the name of the holder of such Company Compensatory Award, the number of Shares subject to such Company Compensatory Award, the exercise price with respect thereto, if any, the applicable grant date thereof and the applicable vesting schedule with respect thereto. None of (i) the Shares or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 3.06 Subsidiaries.

(a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, lease or operate its respective properties and assets, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens of the type listed in clauses (d) or (e) of the definition of “Permitted Liens”) or other limitation on voting rights except for transfer restrictions of general applicability as may be provided under the 1933 Act and other Applicable Laws (including, in respect of non-U.S. Subsidiaries, where Applicable Law mandates nominal equity ownership by a non-U.S. national Person). All outstanding shares of capital stock of the Subsidiaries of the Company are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable. As of the date hereof, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company. Except for equity interests in Subsidiaries of the Company, the Company does not own, directly or indirectly, greater than 5% of the capital stock and/or other ownership interest in any Person.

Section 3.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2017 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act or the Sarbanes-Oxley Act, as the case may be, and the respective rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Documents.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. To the knowledge of the Company, since February 28, 2018, none of the Company or any of its Subsidiaries nor the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the 1934 Act) utilized by the Company or any of its Subsidiaries; or (ii) any illegal act or fraud that involves the management or other employees of any the Company or any of its Subsidiaries.

(f) Since January 1, 2017, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(g) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

(h) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no written inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting or disclosure practices of the Company or any of its Subsidiaries.

Section 3.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present or, if not yet filed, will fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, with respect to unaudited interim financial statements, as permitted by the Instructions to Form 10-Q), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, with respect to unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes that are not, individually or in the aggregate, material). Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 3.09 Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement, including the Proxy Statement (the “Company

Disclosure Documents”) to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b) No Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.10 Absence of Certain Changes.

(a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that (i) if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Sections 5.01(b)(1), (b)(2), (b)(4), (b)(5), (b)(8), (b)(9), (b)(10), (b)(11), (b)(13), (b)(14), (b)(15), (b)(17) and, solely to the extent applicable to any of the foregoing clauses, (b)(18) and (ii) would be reasonably likely to have a material effect on the business or operations of the Company and its Subsidiaries, taken as a whole.

Section 3.11 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (iii) liabilities incurred in connection with the transactions contemplated hereby and (iv) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12 Compliance with Laws and Court Orders. Except with respect to compliance with respect to Tax matters and Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.16 and Section 3.18, respectively): (i) the Company and each of its Subsidiaries is, as of the date of this Agreement, in compliance with all Applicable Laws, except where the failure to be in compliance with such Applicable Laws would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) to the knowledge of the Company, as of the date hereof, none of the Company or its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any violation of any Applicable Law, except for (x) failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.13 Litigation. Except as set forth in Section 3.13 of the Company Disclosure Schedule, as of the date of this Agreement there are no Proceedings pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries before (or, in the case of threatened Proceedings, would be before) or by any Governmental Authority or arbitrator, with respect to which the adverse party is seeking $100,000 or more in damages or injunctive relief.

Section 3.14 Real Property.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Owned Real Property. Except as set forth on Section 3.14(a) of the Company Disclosure Schedule, the Company or its applicable Subsidiary has good and valid title to all the Owned Real Property, free and clear of all Liens, except Permitted Liens. Except as set forth on Section 3.14(a) of the Company Disclosure Schedule: (1) the Company or its applicable Subsidiary has not leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof; and (2) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property, any portion thereof or any interest therein.

(b) Section 3.14(b) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Leased Real Property. Except as set forth on Section 3.14(b) of the Company Disclosure Schedule or except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole: (i) the Company or its applicable Subsidiary has a valid leasehold interest in all Leased Real Property, free and clear of all Liens, except Permitted Liens; (ii) there exists no default or event of default under any of the Real Property Leases (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries (as applicable) or, to the knowledge of the Company, any other party; (iii) the Company or its applicable Subsidiary has not (A) subleased, licensed, or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof or (B) collaterally assigned or granted any other security interests in any Real Property Lease or any interest therein; and (iv) there are no Liens on the estate or interests created by any such Real Property Lease, except Permitted Liens.

(c) As of the date of this Agreement there are no pending or, to the knowledge of the Company, threatened condemnation proceedings against any material Real Property.

(d) Except as disclosed on Section 3.18 of the Company Disclosure Schedule, the Company has not received any written notice that its present use of the Real Property is not in conformity with all applicable Laws, rules, regulations and ordinances, including all applicable zoning Laws, ordinances and regulations and with all registered deeds, restrictions of record or other agreements affecting such Real Property, except for such instances of nonconformity as would not individually or in the aggregate materially affect the continued use of such Real Property substantially in the manner in which it is currently being used.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule identifies as of the date hereof each material item of Registered IP and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number. The Company and its Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain each material item of Company Registered IP. Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, to the knowledge of the Company:

(i) none of the issued Registered IP has been found by a Governmental Authority to be invalid;

(ii) the Company or one or more of its Subsidiaries exclusively owns all right, title and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens);

(iii) to the extent issued or registered, all Company Registered IP is subsisting, valid and enforceable;

(iv) the Company and its Subsidiaries have not received a notice, since January 1, 2016, that it or they have infringed, misappropriated or otherwise violated the Intellectual Property of any third party;

(v) the Company and its Subsidiaries do not currently infringe, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect;

(vi) since January 1, 2016, no Person has infringed, misappropriated or otherwise violated or currently infringes, misappropriates or otherwise violates any material Intellectual Property owned by the Company or any of its Subsidiaries.

(vii) the Company and its Subsidiaries have taken reasonable actions and have implemented reasonable policies and procedures designed to protect its and their trade secrets and confidential information and the integrity and continuous operation of its and their material IT Assets;

(viii) the IT Assets operate and perform in all material respects the functions that are necessary for the continued operation of the businesses of the Company and its Subsidiaries as currently conducted; and

(ix) (A) since January 1, 2016, the IT Assets have not materially malfunctioned or failed and are free from material bugs or other defects, except for such malfunctions, failures, bugs and defects which individually or in the aggregate have not caused, and would not reasonably be expected to cause, any IT Assets which are material to the ordinary conduct of the business of the Company or any of its Subsidiaries to be unavailable in any material respect for more than two (2) Business Days; and (B) to the Company’s knowledge, no Person has gained unauthorized access to the IT Assets which unauthorized access has caused, or would reasonably be expected to cause, the Company or its Subsidiaries to incur a liability or expense in excess of $250,000.

(b) Section 3.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Contracts to which the Company or any of its Subsidiaries is a party (i) with respect to Company IP that is licensed or transferred to any Third Party other than any (a) non-disclosure agreements entered into in the ordinary course of business; and (b) Contracts, including non-exclusive licenses, granted in the ordinary course of business or in connection with the sale or provisioning of the Company’s or its Subsidiaries’ products or services; (ii) pursuant to which a Third Party has licensed or transferred any Intellectual Property to the Company or any of its Subsidiaries, other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses of commercially available Intellectual Property; (c) non-exclusive licenses to Intellectual Property; and (d) agreements entered into in the ordinary course of business with employees, contractors, and service providers or (iii) pursuant to which the Company or any Subsidiary is obligated to perform any development with respect to any material Company IP (all such Contracts, the “IP Contracts”).

(c) The Company and its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage. Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, the Company and its Subsidiaries have since January 1, 2016 complied in all material respects with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Company’s knowledge, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.

Section 3.16 Taxes. Except as set forth in Section 3.16(a) of the Company Disclosure Schedule:

(a) The Company and its Subsidiaries have timely filed with the appropriate Governmental Authorities all income Tax Returns and all other material Tax Returns required to be filed through the date hereof (taking into account any applicable extensions) and all such Tax Returns are complete and accurate in all material respects.

(b) All income Taxes and all other material Taxes due and owing by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid.

(c) All income Taxes and all other material Taxes required to be withheld by the Company and its Subsidiaries have been timely withheld and paid over to the appropriate Governmental Authority.

(d) All deficiencies for income Taxes and all other material Taxes, in each case which have been claimed, proposed or assessed in writing against the Company or any of its Subsidiaries, have been paid, settled, withdrawn or are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no audits, examinations or other Proceedings with respect to income Taxes or any other material Taxes of the Company or any of its Subsidiaries that are pending, in progress or threatened in writing.

(f) There are no waivers or extensions of any statute of limitations currently in effect with respect to any income Taxes or any other material Taxes of the Company or any of its Subsidiaries.

(g) There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(h) There are no Tax sharing agreements, Tax indemnity agreements, Tax allocation agreements or similar arrangements under which the Company or any of its Subsidiaries would reasonably be expected to be liable for Taxes of any entity other than the Company or a Subsidiary of the Company, other than customary commercial contracts not primarily related to Taxes.

(i) None of the Company or any of its Subsidiaries is liable for the Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of Applicable Law or as a transferee or successor.

(j) None of the Company or any of its Subsidiaries have been party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(k) In the two-year period ending on the date hereof, (i) none of the Company or any of its Subsidiaries were party to a transaction described in Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code), and (ii) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that such person is or may be subject to material taxation by that jurisdiction that has not been resolved.

(l) The Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the preceding five years.

Section 3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Schedule lists each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan or arrangement and each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance, health or medical benefits, employee assistance program, disability or sick leave benefits, severance, post-employment or retirement benefits, in each case, (i) which is maintained, administered or contributed to by the Company or any ERISA Affiliate, (ii) (A) which covers any current or former employee of the Company or any of its Subsidiaries who is primarily working in the United States, or (B) is a defined benefit pension plan or other plan with respect to which the Company or its Subsidiaries has unfunded liabilities in excess of $500,000 in the aggregate (other than plans required to be maintained by Applicable Law) and (iii) with respect to which the

Company or any of its Subsidiaries or ERISA Affiliates has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and amendments thereto have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, no Employee Plan is, and neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained, contributed to or had any obligation to contribute to, or had any liability with respect to, (i) any plan subject to Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (iii) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA or (iv) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

(c) Except as set forth in Section 3.17(c) of the Company Disclosure Schedule, each Employee Plan that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination or opinion letter from the Internal Revenue Service, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has pending or has time remaining in which to file an application for such letter, and nothing has occurred with respect to the plan that would be reasonably likely to adversely affect its qualification under Section 401(a) of the Code. The Company has made available to Parent a copy of the most recent such letter for each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and Applicable Law. There do not exist any pending or, to the knowledge of the Company, threatened claims (other than routine undisputed claims for benefits), suits, actions, disputes, audits or investigations with respect to any Employee Plan or International Employee Plan that could individually or in the aggregate, reasonably be expected to result in liability to the Company and its Subsidiaries in excess of $250,000.

(d) Except as set forth in Section 3.17(d) of the Company Disclosure Schedule, with respect to each compensation and/or benefit plan, program, policy, practice, contract, agreement or other arrangement (whether or not such plan is subject to ERISA) maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States (each, an “International Employee Plan”), and, except as would not, individually or in the aggregate, reasonably be expected to result in liability to the Company and its Subsidiaries in excess of $250,000, each International Employee Plan, if intended to qualify for special Tax treatment, meets all applicable requirements, and if required under Applicable Law to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured, in each case to the extent required under Applicable Law and based on actuarial assumptions that comply with Applicable Law and any relevant accounting standards.

(e) Except as set forth in Section 3.17(e) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement or, the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event, whether contingent or otherwise) (i) entitle any current or former employee, director or other service provider of the Company or any of its Subsidiaries to any compensation or benefit, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits or trigger any other material obligation under any Employee Plan or International Employee Plan, (iii) increase the amounts payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan, or (iv) result in any forfeiture, breach or violation of or default under, or limit the Company’s right to amend, modify or terminate, any Employee Plan or International Employee Plan.

(f) Except as disclosed on Section 3.17(f) of the Company Disclosure Schedule, no payment or benefit that could be made by the Company or any of its Subsidiaries will be characterized as a parachute payment within the meaning of Section 280G of the Code, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(g) Except as would not result in liability in excess of $100,000 in the aggregate to the Company or its Subsidiaries or to any employee and as disclosed on Section 3.17(g) of the Company Disclosure Schedule, each Employee Plan has been maintained, in form and operation, in compliance in with Section 409A of the Code, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

(h) Except as disclosed on Section 3.17(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for current or former employees of the Company or any of its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code or similar Applicable Laws.

(i) All material contributions, premium payments and other payments required to be made in connection with the Employee Plans and International Employee Plans as of the date of this Agreement have been made or have been accrued in accordance with GAAP. Except as set forth on Section 3.17(i) of the Company Disclosure Schedule, no unfunded liabilities exist with respect to any Employee Plan or International Employee Plan other than those accrued on the Company Balance Sheet. To the knowledge of the Company, no event has occurred with respect to any Employee Plan or International Employee Plan that would entitle any Person, including any government or governmental agency to wind-up or terminate or require the wind-up or termination of any Employee Plan or International Employee Plan, in whole or in part (without the consent of the Company), if it would reasonably be expected to result in a liability to the Company or its Subsidiaries not already reflected on the Company Balance Sheet in excess of $250,000. To the extent required by applicable Law, the Company has complied in all material respects with the requirement of Code Section 4980H and does not, and does not reasonably expect to, owe a penalty or assessable payment for any calendar year under Code Section 4980H.

Section 3.18 Environmental Matters. Except as set forth on Section 3.18 of the Company Disclosure Schedule, each of the Company and its Subsidiaries are, and since January 1, 2016, have been, in compliance with all applicable Environmental Laws, except as has not resulted in and would not reasonably be expected to result in, liability or monitoring, investigation, or remediation expenses at any one location in excess of $100,000 (a “Remedial Liability”) to the

Company or its Subsidiaries. Except as set forth on Section 3.18 of the Company Disclosure Schedule, the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of the business as presently conducted other than as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Remedial Liability to the Company or its Subsidiaries. Except as set forth on Section 3.18 of the Company Disclosure Schedule, as of the date of this Agreement, the Company and its Subsidiaries have not received any written claim, notice of violation or citation since January 1, 2016, concerning any violation or alleged violation of any applicable Environmental Law or any release of any Hazardous Substance during the past three years except for matters that have been resolved, are no longer outstanding or as have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Remedial Liability to the Company or its Subsidiaries. Except as set forth on Section 3.18 of the Company Disclosure Schedule, as of the date of this Agreement, there are no legal actions, suits or proceedings pending or, to the knowledge of the Company, threatened concerning compliance by the Company or any of its Subsidiaries with any Environmental Law except for matters that have been resolved, are no longer outstanding or as have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Remedial Liability to the Company or its Subsidiaries. Except as set forth on Section 3.18 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any Subsidiary is subject to any order, decree, injunction or other binding agreement with any Governmental Authority concerning violation of or liability arising under any Environmental Law. This Section 3.18 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws or relating to Hazardous Substances.

Section 3.19 Material Contracts.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of each Material Contract (other than this Agreement and any purchase orders entered into in the ordinary course) to which the Company or any of its Subsidiaries is a party. True and complete copies of each Material Contract have been made available by the Company to Parent, or publicly filed with the SEC.

(b) As of the date of this Agreement (i) each Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Material Contract is in full force and effect and (iii) none of the Company or any of its Subsidiaries has received written notice of any violation or default under any Material Contract, which violation or default is continuing. The Company and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under each Material Contract and, to the knowledge of the Company as of the date of this Agreement, each other party to each Material Contract has in all material respects performed all obligations required to be performed by it under such Material Contract.

Section 3.20 Insurance Coverage. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance or self-insurance programs and arrangements covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that, in the Company’s reasonable judgment, are appropriate for a Person conducting business similar to that of the Company and its Subsidiaries (the “Insurance Policies”). The Company has made available to Parent true and complete copies of the Insurance Policies, and no notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any of the Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, and the Company and its Subsidiaries are in compliance in all respects with the terms and conditions of such Insurance Policies, except, in each case, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.21 Labor Matters.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of (i) any collective bargaining agreement or other material agreement with a labor union, works council, public labor authority, or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by and (ii) any pending or, to the Company’s knowledge, threatened labor representation request with respect to any group comprising more than ten (10) employees of the Company or any of its Subsidiaries. True and complete copies of all agreements listed on Section 3.21(a) of the Company Disclosure Schedule have been provided or made available to Parent. To the knowledge of the Company, as of the date of this Agreement, there are no labor union or works council organizing activities with respect to employees of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no strikes, slowdowns, work stoppages or lockouts involving more than ten (10) employees, or any other material labor disputes, pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth on Section 3.21(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, workers’ compensation, occupational safety and health, wages and hours, shifts organization, and overtime.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth on Section 3.21(c) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company or any of its Subsidiaries is subject to, is a party to, or, to the knowledge of the Company, has been threatened in the past three (3) years with any action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Authority, charge or lawsuit relating to labor or employment matters involving any current or former employees of the Company or any of its Subsidiaries, including matters involving labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy, plant closings, wages and hours, shifts organization, and overtime. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no pending or, to the knowledge of the Company, threatened Proceeding that has been asserted or instituted against the Company or any of its Subsidiaries by any Governmental Authority or any individual relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

Section 3.22 Regulatory Matters.

(a) Except as set forth on Section 3.22 of the Company Disclosure Schedule, and except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.18), the Company and its Subsidiaries hold all material permits, approvals, authorizations, certificates, registrations, licenses, franchises, variances, exemptions and other authorizations (including all product certifications), issued or granted to the Company or any of its Subsidiaries by a Governmental Authority (the “Company Licenses”) that are required for the Company and each of its Subsidiaries to own, lease and operate its properties or other assets and to conduct its business, as presently conducted, except where the failure to hold Company Licenses would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there is no pending or, to the Company’s knowledge, threatened Proceeding that would reasonably be expected to result in any suspension, adverse modification, revocation or cancellation of any of the Company Licenses.

(c) The licensee of each Company License is in compliance with such Company License and has fulfilled and performed all of its obligations with respect thereto, including the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.23 Anti-Corruption Compliance Matters. The Company, its Subsidiaries, their respective directors and officers and, to the knowledge of the Company, their respective other employees, consultants and agents in each case acting on behalf of the Company have complied in all material respects, at all times since January 1, 2013, and are in material compliance, with (A) the provisions of the Foreign Corrupt Practices Act and (B) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated or in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Since January 1, 2013, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly offered, given, promised or authorized any payment, bribe, payoff, kickback, or other improper payment

(including any improper discount, loan, gift, or any other thing of value) to any officer, employee, agent or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division, of any entity owned or controlled by any government, or of any public international organization covered by the Foreign Corrupt Practices Act (a “Public International Organization”) or anyone who holds a legislative, administrative or judicial position of any kind, whether appointed or elected (a “Public Official”): (a) for the purpose of improperly influencing any action or decision of a Public Official in his or her official capacity; (b) for the purpose of improperly inducing a Public Official to use his or her influence with any Governmental Authority, Public International Organization, or any entity owned or controlled by any government, to affect or influence any act or decision of such Governmental Authority, Public International Organization, or any entity owned or controlled by any government, to assist the Company or any of its Subsidiaries in obtaining or retaining business or any business advantage, or directing business to any Person; or (c) where such action would constitute a bribe, kickback, or illegal payment to assist the Company or any of its Subsidiaries in obtaining or retaining business or any business advantage, or directing business to any Person. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, has taken any action that would cause them to violate, in any material respect, any provision of the Foreign Corrupt Practices Act. The Company and its Subsidiaries (x) have instituted policies and procedures reasonably designed, in the Company’s reasonable judgment, to ensure compliance with the Foreign Corrupt Practices Act and the other Laws described in clause (B) above and (y) have maintained such policies and procedures in force.

Section 3.24 Finders’ Fees. Except for True North (as defined below), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.25 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business and as set forth on Schedule 3.25 of the Company Disclosure Schedule, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 3.26 Suppliers and Customers. Section 3.26 of the Company Disclosure Schedule sets forth accurate and complete lists, with respect to the twelve month period ended March 31, 2018, of the 20 largest suppliers and the 20 largest customers for the Company and its Subsidiaries, taken as a whole, during such period, based on amounts paid or payable to such supplier, or received or receivable from such customer, in such period (the “Material Customers and Suppliers”). To the knowledge of the Company, the Company has not received any notice in writing from any Person indicating that such Person intends to terminate, or not renew, any Material Contract with any of the Material Customers and Suppliers.

Section 3.27 Product Liability. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a loss or expense to the Company and its Subsidiaries in excess of $100,000: (i) neither the Company nor any of its Subsidiaries has, since January 1, 2016 to the date of this Agreement, submitted a claim or, to the knowledge of the Company, intends as of the date hereof to submit a claim, under any Insurance Policy with respect to any ongoing, threatened or settled product liability or warranty claim; and (ii) since January 1, 2016 to the date of this Agreement, (A) neither the Company nor any of its Subsidiaries has been required by any Governmental Authority, or were required under applicable Law, to make or issue any recall or withdrawal of, or safety alert, suspension, post-sale warning or other similar action with respect to, any products of the Company or any of its Subsidiaries, and no recalls, withdrawals, safety alerts, suspensions, post-sale warnings or other similar actions are in effect or, to the knowledge of the Company, pending or contemplated, with respect to any product of the Company or any of its Subsidiaries and (B) no product of the Company or any of its Subsidiaries has been the subject of any voluntary or involuntary recall, suspension, market withdrawal, safety alert, post-sale warning, or similar action.

Section 3.28 Opinion of Financial Advisor. The Company has received the opinion of TN Capital Advisors LLC and the TN Capital Division of Stone Key Securities LLC (together, “True North”), to the effect that, as of the date of this Agreement, the consideration to be paid pursuant to the Merger is fair to the Company’s stockholders from a financial point of view. The Company shall, promptly following the execution and delivery of this Agreement by all parties, deliver a copy of such opinion to Parent solely for information purposes, it being understood and agreed that such opinion is for the benefit of the Board of Directors and may not be relied upon by Parent or Merger Subsidiary.

Section 3.29 Antitakeover Statutes. There is no stockholder rights plan or “poison pill” anti-takeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound. The Board of Directors has taken all action necessary to exempt the Merger, this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby from Section 203 of Delaware Law and any other similar applicable “anti-takeover” laws.

Section 3.30 No Other Representations and Warranties.

(a) Except for the representations and warranties set forth in this Article 3, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b) Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates unless and to the extent that any such information is expressly included in a representation and warranty contained in this Article 3 (as qualified by the Company Disclosure Schedules).

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

Subject to Section 10.05, except as set forth in the Parent Disclosure Schedule, Parent and Merger Subsidiary, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation (where such concept exists) and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Parent has heretofore made available to the Company true and complete copies of the Articles of Association of Parent and the certificate of incorporation and bylaws of Merger Subsidiary as currently in effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Subsidiary was incorporated solely for the purpose of consummating the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are indirectly owned by, and at the Effective Time will be indirectly owned by, Parent, free and clear of all Liens, other than restrictions imposed by Applicable Law.

Section 4.02 Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action of Parent and Merger Subsidiary. This Agreement constitutes a legal, valid and binding agreement of each of Parent and Merger Subsidiary, subject to the Enforceability Exceptions.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of any other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04 Noncontravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, except, in the case of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05 Disclosure Documents. The information supplied by Parent specifically for inclusion or incorporation by reference in the Company Disclosure Document (and any amendment thereof or supplement thereto) will not, at the date mailed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.06 Finders’ Fees. Except for J.P. Morgan Securities, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.07 Litigation. Except for matters which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, there are no civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations or proceedings pending against Parent or any of its Subsidiaries.

Section 4.08 Ownership of Shares. Except as previously disclosed to the Company, neither Parent nor Merger Subsidiary or any of their Subsidiaries beneficially owns any Shares as of the date hereof. Prior to the date hereof, neither Parent nor Merger Subsidiary has taken, or authorized or permitted any authorized Representatives of Parent or Merger Subsidiary to take, any action that would reasonably be expected to cause, Parent, Merger Subsidiary or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of Delaware Law.

Section 4.09 Financial Resources.

(a) Parent and Merger Subsidiary have sufficient unrestricted funds on hand or committed lines of credit to consummate the transactions contemplated by this Agreement and to satisfy their respective obligations under this Agreement, including for Parent and Merger Subsidiary to pay the aggregate Merger Consideration and the aggregate Option Consideration. Neither Parent nor Merger Subsidiary has incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case which would reasonably be expected to impair or adversely affect such resources.

(b) Each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including any financing transactions entered into in connection with the transactions contemplated by this Agreement and the payment of the aggregate Merger Consideration and the aggregate Option Consideration, be Solvent at and immediately after the Effective Time. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (a) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (b) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (c) such Person and its Subsidiaries, taken as a whole, do not have debts including current obligations beyond their ability to pay or refinance such debts as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

Section 4.10 Ownership of Merger Subsidiary; No Prior Activities. All of the outstanding equity interests of Merger Subsidiary are, and at the Effective Time will be, owned indirectly by Parent. Except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Subsidiary has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.11 Management Arrangements. As of the date hereof, except as previously disclosed to the Company, none of Parent or Merger Subsidiary, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 4.12 No Outside Reliance. Except for the representations and warranties in this Article 4, neither Parent, Merger Subsidiary nor any Person on behalf of Parent or Merger Subsidiary makes or has made any express or implied representation or warranty with respect to Parent or any its Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise). Notwithstanding anything contained in this Article 4 or any other provision hereof, each of Parent and Merger Subsidiary acknowledge and agree that neither the Company nor any of its Affiliates, nor any of its or their respective Representatives, has made, or is making, any representation or warranty whatsoever, express or implied (and neither Parent nor Merger Subsidiary has relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates or any of their respective Representatives), beyond those expressly given in Article 3, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Schedule or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Parent or any of its Affiliates or Representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Parent or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.

ARTICLE 5.

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01 Conduct of the Company.

(a) Except as set forth in Section 5.01(a) of the Company Disclosure Schedule, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) maintain its existence in good standing pursuant to Applicable Law, (ii) subject to this Agreement, conduct its business and operations in the ordinary course of business, (iii) preserve intact its business organizations, material assets, properties and Material Contracts, (iv) preserve in all material respects the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company or any of its Subsidiaries has material business relations and (v) keep available the services of its present officers and key employees (provided that the Company shall not be obligated to increase the compensation of, or make any other payments to retain, such officers and key employees). Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the business and/or operations of the Company or its Subsidiaries prior to the Closing. Prior to the Closing, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company and its business and operations.

(b) Except (i) as set forth in Section 5.01(b) of the Company Disclosure Schedule, (ii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), (iii) as required by Applicable Law or (iv) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(1) amend the certificate of incorporation, the bylaws or any other similar organizational document;

(2) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(3) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, other than, as applicable, the issuance and sale of shares of Company Common Stock upon the exercise of Company Options or the settlement of Company Restricted Stock Units, in each case, outstanding on the date of this Agreement and in accordance with their terms in effect on the date of this Agreement;

(4) purchase, redeem or otherwise acquire or offer to acquire, redeem or otherwise reacquire any Company Securities, other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options in order to pay the exercise price of the Company Options, (B) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan, and (C) the acquisition by the Company of Shares in connection with the forfeiture of awards granted pursuant to the Company Stock Plan;

(5) (A) adjust, split, combine or reclassify any Shares, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, Shares or other equity or voting interest, (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Shares or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the Shares or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries, (C) pledge or encumber any Shares or other equity or voting interest or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(6) create, incur, assume, guarantee, endorse, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees of the same or any other indebtedness incurred outside the ordinary course of business consistent with past practice, issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries or grant any Liens on any of its assets, except for (A) borrowings in the ordinary course of business consistent with past practice under the Company’s credit facilities as in effect on the date hereof or under facilities that replace or refinance such existing credit facilities and that (I) can be repaid on the Closing Date in connection with the Closing without premium or penalty and (II) do not increase the aggregate amount of the commitments thereunder relative to the facilities so replaced or refinanced and (B) guarantees by the Company of the obligations of its Subsidiaries incurred in the ordinary course of business consistent with past practice, and (C) indebtedness for borrowed money that can be prepaid without premium or penalty on the Closing Date in connection with the Closing in an amount not to exceed $5 million in the aggregate,

(7) make any loans, advances or capital contributions to, or investments in, any other Person, except for advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto;

(8) except in the ordinary course of business consistent with past practice, enter into any forward contracts, swaps or options;

(9) settle, release, waive or compromise any pending or threatened material Proceeding or other claim, except for the settlement of any Proceedings or other claim in an amount not to exceed $250,000;

(10) except as required by Applicable Law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business or (B) make any material change in any of its accounting principles or practices in any material respect;

(11) (A) make or change any material Tax election, (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund, (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment, (D) file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries or (E) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(12) (A) incur or commit to incur any capital expenditures other than materially consistent with the capital expenditure budget set forth in Section 5.01(b)(12) of the Company Disclosure Schedule, (B) enter into, modify, amend or terminate any (1) Contract (other than any Material Contract) that if so entered into, modified, amended or terminated would reasonably be expected to have a Material Adverse Effect, or (2) Material Contract unless in the ordinary course of business and in a manner that would not adversely affect the Company and its Subsidiaries taken as a whole in any material respect, provided that the Company shall have no obligations with respect to any Material Contract that expires by its terms following the date hereof and prior to the Closing Date, (C) maintain insurance at less than current levels or otherwise in a manner materially inconsistent with past practice, (D) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404, (E) effectuate a “plant closing,” “mass layoff” (each as defined in The Worker Adjustment and Retraining Notification Act of 1988) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee, (F) grant any refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor in an amount in excess of $150,000 (to any individual end user, customer, reseller or distributor), in each case other than in the ordinary course of business or (G) waive, release, grant or transfer any right with a value in excess of $150,000, other than in the ordinary course of business;

(13) except (A) in order to comply with Applicable Law, (B) as required pursuant to the terms of any Employee Plan in effect on the date of this Agreement, (C) as expressly provided in this Agreement, (1) terminate, adopt, establish, enter into, or amend any Employee Plan, other than amendments that do not increase benefits or result in increased costs, (2) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any collective bargaining agreement or Employee Plan (or any award thereunder), (3) grant to any current or former employee, director or other service provider of the Company or any of its Subsidiaries whose annual compensation exceeds $200,000, any increase in compensation, bonus or fringe or other benefits (or, in the case of any such person whose annual compensation does not exceed $200,000, grant any such increase unless it is not material, individually or in the aggregate), (4) grant to any current or former employees, directors or other service providers of the Company or any of its Subsidiaries any increase in change in control, retention, severance or termination pay in an amount in excess of $500,000 in the aggregate, provided that to the extent any such grants or increases in change in control, retention, severance or termination pay involve aggregate amounts of $500,000 or less, the Company shall consult with Parent and cooperate fully, as and to the extent reasonably requested by Parent, in connection with any such grants or increases, (5) enter into any employment, consulting, change in control, retention, severance or termination agreement with any current or former employee, director or other service provider of the Company or any of its Subsidiaries (other than offer letters entered into with newly-hired non-officer employees consistent with past practice (provided that no such offer letter shall provide for equity awards, compensation or benefits tied to completion of the Merger or any other transactions consummated pursuant to this Agreement)), (6) hire any employee with an expected annual compensation in excess of $200,000 or (7) terminate any employee with an annual compensation in excess of $200,000 other than terminations for cause (as determined by the Company in its reasonable discretion and in accordance with Applicable Law);

(14) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third Person;

(15) transfer, sell, lease, license, permit to lapse, abandon, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Lien, other than Permitted Liens, upon any material assets or any capital stock of the Company or any of its Subsidiaries, except inventory in the ordinary course of business consistent with past practice;

(16) enter into any collective bargaining agreement or agreement to form a works council or other agreement with any labor organization or works council (except to the extent required by Applicable Law);

(17) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to this Agreement; or

(18) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.01(b).

(c) After the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall reasonably consult and cooperate with Parent, as and to the extent reasonably requested by Parent, in connection with the preparation of, and in advance of the filing of, any Tax Returns listed in Section 5.01(c) of the Company Disclosure Schedule and any audit, litigation or other proceeding with respect to Taxes in such countries. Such reasonable cooperation shall include (i) submission of any such Tax Returns to Parent a reasonable amount of time prior to the due date (taking into account any extensions) to allow Parent to review and comment on such Tax Returns and the Company shall consider in good faith such comments reasonably requested from Parent on such Tax Returns (or any amended Tax Return if any comments to such Tax Returns are not resolved prior to the due date taking into account extensions), (ii) delaying the filing of any such Tax Return at the request of Parent until the latest filing date, (iii) reasonably prompt written notification of any audit, litigation or other proceeding with respect to such Taxes, and (iv) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 5.02 Access to Information. After the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized Representatives, upon reasonable notice, reasonable access during normal business hours to the officers, employees, offices, properties, books and records of the Company and its Subsidiaries (including such meetings to discuss integration and related matters as Parent may reasonably request), (ii) furnish to Parent, its counsel, financial advisors, auditors, accountants and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to cooperate with Parent in the matters described in clauses (i) and (ii) above. Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries and shall be at Parent’s sole cost and expense. Nothing in this Section 5.02 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws) or (ii) protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable efforts. Parent and its Representatives shall not be permitted to perform any environmental sampling at any Owned Real Property or Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. All requests for information made pursuant to this Section 5.02 shall be made to the General Counsel of the Company or other Person designated by the Company.

Section 5.03 Solicitation; Other Offers.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 5.03, the Company shall not, and shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause its Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal; or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

The Company shall, and the Company shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal. The Company will promptly terminate all physical and electronic data access previously granted to any Person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.03(a), prior to the time, but not after, the Company Stockholder Approval is obtained, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms substantially similar to and at least as restrictive as those in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal); and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Board of Directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with the Company’s financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. The Company shall promptly (and, in any event, within seventy-two (72) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Acquisition Proposal from the Company, or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 5.03(e), the Board of Directors and each committee of the Board of Directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal at any time beyond ten (10) Business Days after the first public announcement of such Acquisition Proposal by the Company or by the party which made the Acquisition Proposal shall be considered a modification adverse to Parent) or make or authorize the making of any statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, an “Adverse Recommendation Change”); (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.03(b) entered into in compliance with Section 5.03(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; and (iii) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement.

(e) Fiduciary Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 5.03(d), following receipt of a written Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of this Section 5.03 and the Board of Directors determining in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, the Board of Directors may, at any time prior to the time the Company Stockholder Approval is obtained, make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 5.03(e)(ii), or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and an additional two (2) Business Day period) and (3) that, subject to clause (ii) below, the Board of Directors has determined to effect an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 9.01(d) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 9.01(d), as applicable, (x) to the extent requested by Parent in good faith, engaged in good faith negotiations with Parent during such notice period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal, and (y) in determining whether to make an Adverse Recommendation Change and/or to effect such a termination in accordance with Section 9.01(d), the Board of Directors shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and

(ii) the Board of Directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such an Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 9.01(d), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law.

For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed replaced with references to “fifty and one-tenth percent (50.1%)”) that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor, would be reasonably expected to result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than as provided hereunder.

(f) Limits on Release of Standstill and Confidentiality. From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable Law; provided, that the Company promptly advises Parent that it is taking such action and the identity of the party or parties with respect to which it is taking such action; and provided, further, that the foregoing shall not restrict the Company from permitting a Person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to comply with fiduciary duties under applicable Law.

(g) Compliance with Certain Laws. Nothing contained in this Agreement shall prevent the Company or the Board of Directors from taking actions to the extent required by Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with respect to an Acquisition Proposal; provided, that (i) if such disclosure has the effect or substantive effect of withholding or withdrawing the Company Board Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change and Parent shall have the right to terminate this Agreement as set forth in Section 9.01(c) and (ii) in no event shall the Company take, or agree or resolve to take, any action other than in compliance with this Section 5.03.

Section 5.04 FIRPTA Certificate. The Company shall deliver to Parent a statement, dated the Closing Date, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that the Company is not and has not been a “United States real property holding corporation” during the preceding five years.

ARTICLE 6.

COVENANTS OF PARENT

Parent agrees that:

Section 6.01 Obligations of Merger Subsidiary. Subject to the termination of this Agreement pursuant to Article 9, Parent shall use its reasonable best efforts to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.02 Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, investigation or other Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Delaware Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof (including promptly advancing expenses as incurred to the fullest extent permitted under Applicable Law); provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For six (6) years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; provided, further, that the cost of such “tail policy” does not exceed the Maximum Annual Premium. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 6.02(c) of the Company Disclosure Schedule (the “Maximum Annual Premium”); provided, further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage reasonably available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation. If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.02.

(e) The rights of each Indemnified Person under this Section 6.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any indemnification agreement of any Indemnified Person with the Company or any of its Subsidiaries that has been made available to Parent prior to the date hereof. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(f) Parent shall assume, and be jointly and severally liable for, and shall cause the Company and its Subsidiaries to honor, each of the covenants in this Section 6.02.

Section 6.03 Employee Matters.

(a) With respect to those Persons who are employees of the Company and its Subsidiaries at the Effective Time (“Continuing Employees”) and for a period of one year thereafter (or such shorter period of time during which any such Continuing Employee remains employed), Parent shall cause the Company to provide each Continuing Employee with (i) the comparable base salary together with annual target cash bonus opportunity, in each case, that is not in the aggregate less favorable than those provided to the Continuing Employees immediately prior to the Closing and (ii) employee benefits which are materially no less favorable in the aggregate to those provided to the Continuing Employees immediately prior to the Closing (excluding any defined benefit plans, equity or equity-related plans, or plans providing retention bonuses or payments upon a change in control). This Section 6.02(a) shall not limit the obligation of the Company to maintain any Employee Plan that, pursuant to an existing contract, must be maintained for a period longer than one year. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries and this Agreement shall not be construed so as to prohibit the Surviving Corporation or any of its Subsidiaries from having the right to terminate the employment of any individual or from having the right to amend or terminate any Employee Plan.

(b) From and after the Closing, Parent shall give each Continuing Employee full credit for all purposes (including for purposes of eligibility to participate, level of benefits, early retirement eligibility and early retirement subsidies and vesting) under any employee benefit plans, arrangements, collective agreements and employment-related entitlements (including under any applicable 401(k), savings, medical, dental, life insurance, vacation, long-service leave or other leave entitlements, severance or separation pay plans) provided, sponsored, maintained or contributed to by Parent or any of its Subsidiaries for such Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer (as reflected in the records of the Company or any of its Subsidiaries), to the same extent recognized by the Company or any of its Subsidiaries, except to the extent such credit would result in the duplication of benefits for the same period of service. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Parent shall not be required to provide credit for such service for benefit accrual purposes under any employee benefit plan of Parent or its Subsidiaries that is a defined benefit pension plan and no such service crediting shall give any Continuing Employee the right to participate in any plan of Parent or its Subsidiaries that is not available to employees hired on or after the Closing Date.

(c) Parent shall use commercially reasonable efforts to cause each benefit plan of Parent and its Affiliates in which any Continuing Employee participates that provides for medical, dental, health, pharmaceutical or vision benefits (each, a “Parent Welfare Plan”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements, other than limitations that were in effect with respect to such Continuing Employee as of immediately prior to the Effective Time under the corresponding Employee Plan, (ii) honor any payments, charges and expenses of such Continuing Employee (and his or her eligible dependents) that were applied toward the deductible, out-of-pocket maximums and co-payments under an Employee Plan in satisfying any applicable deductibles, out-of-pocket maximums and co-payments under the corresponding Parent Welfare Plan during the same plan year in which the Effective Time occurs and in which such payments, charges and expenses were made, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee following the Effective Time to the extent that such Continuing Employee had satisfied any similar limitation under the corresponding Employee Plan.

(d) Parent acknowledges and agrees that (i) the Surviving Corporation will honor the terms of all Employee Plans, as in effect at the Effective Time, subject to the right of the Surviving Corporation to amend, modify or terminate such Employee Plans to the extent permitted by the terms thereof, and (ii) the transactions contemplated by this Agreement shall constitute a “change of control” “change in control” or similar event, as applicable, under the terms of all relevant Employee Plans. Notwithstanding the foregoing, at the written request of Parent made at least five (5) Business Days prior to the Effective Time, the Company and its Subsidiaries will use commercially reasonable efforts to terminate immediately prior to the Effective Time each Employee Plan intended to qualify under Section 401(k) of the Code.

(e) Nothing in this Section 7.04 shall (i) be treated as an amendment of, or undertaking to amend, any Employee Plan, (ii) prohibit Parent or any of its Affiliates from amending any Employee Plan, (iii) require Parent or any of its Affiliates to continue the employment of any Continuing Employee for any period of time or, subject to Section 6.03(a) or any applicable arrangement covering such Continuing Employee, to provide such Continuing Employee with any payments or benefits upon any termination of such Continuing Employee’s employment, or (iv) without limiting the last sentence of Section 10.06(a), confer any rights or benefits on any Person other than the parties to this Agreement.

ARTICLE 7.

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 7.01 Transaction Filings. As promptly as practicable after the execution of this Agreement (and in any event not later than the close of business on July 16, 2018), the Company shall prepare and file with the SEC a proxy statement relating to the meeting of the Company’s stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Unless the Board of Directors makes an Adverse Recommendation Change in accordance with Section 5.03, the Board of Directors shall include the Company Board Recommendation and the notice of appraisal rights contemplated by Section 262(d)(1) of the DGCL in the Proxy Statement. The Company shall cause the Company Disclosure Documents filed or furnished by the Company or its Subsidiaries to comply as to form in all material respects with the provisions of the 1934 Act and the rules and regulations promulgated thereunder. The Company will use reasonable best efforts to cause the Company Disclosure Documents, at the time each is filed with the SEC, as applicable, and at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, to not contain any untrue statement of a material fact or to omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that Parent and Merger Subsidiary, with respect to information provided by it for use in the Proxy Statement, shall promptly notify the Company and provide the Company with corrections to any such information which shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent, Merger

Subsidiary and the Company shall cooperate and consult with each other in the preparation of the Company Disclosure Documents. Without limiting the generality of the foregoing, each of Parent and Merger Subsidiary shall furnish the Company the information relating to it required by the 1934 Act and the rules and regulations promulgated thereunder to be set forth in the Company Disclosure Documents. The Company shall not file any Company Disclosure Document, or any amendment or supplement thereto, without providing Parent and its counsel a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered in good faith by the Company). The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. The Company agrees to consult with Parent prior to responding to SEC comments with respect to the preliminary Proxy Statement. The Company shall correct any information provided by it for use in the Proxy Statement of which it becomes aware shall have become false or misleading in any material respect or as otherwise required by applicable Law. If the Company, Parent or Merger Subsidiary is required hereunder to correct any of its information, the Company shall promptly prepare, file with the SEC and, following the mailing of the Proxy Statement, mail to its stockholders an amendment or supplement setting forth such correction, in each case as and to the extent required by the 1934 Act. The Company shall as soon as reasonably practicable (and, in any event, within forty-eight (48) hours) (a) notify Parent of the receipt of any written comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (b) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.

Section 7.02 Stockholders’ Meeting. The Company shall take, in accordance with Applicable Law, the certificate of incorporation of the Company and the bylaws of the Company, all actions necessary (a) to establish a record date for, duly call and give notice of a meeting of holders of the Shares (the “Stockholders’ Meeting” and the record date for the Stockholders’ Meeting, the “Record Date”) to consider and vote upon (i) the adoption of this Agreement; and (ii) a non-binding advisory vote on “golden parachute” executive compensation arrangements if required by Rule 14a-21(c) under the 1934 Act; and (b) mail the Proxy Statement to the stockholders of record of the Company and to other stockholders as required by Rule 14a-13 of the 1934 Act, as of the Record Date, in each case, as promptly as practicable after the date of this Agreement (and in any event within five (5) Business Days following the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement) (the date the Company is required to take such actions, the “Proxy Date”). The Company shall convene and hold the Stockholders’ Meeting as promptly as practicable after the Proxy Date; provided, however, that (1) in no event shall the Stockholders’ Meeting be held later than thirty-five (35) calendar days following the date the Proxy Statement is mailed to the Company’s stockholders; and (2) the Company shall not adjourn or postpone the Stockholders’ Meeting without the prior written consent of Parent, other than to the extent required (which shall not exceed twenty (20) Business Days) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SEC or its staff has instructed the Company is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders’ Meeting.

Notwithstanding anything herein to the contrary, the Company may postpone or adjourn the Stockholders’ Meeting on one or more occasions to the extent (i) the Board of Directors determines in good faith after consultation with outside legal counsel that the failure to postpone or adjourn such Stockholders’ Meeting would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; or (ii) the Company is required to postpone or adjourn the Stockholders’ Meeting pursuant to any order, decree, injunction or other binding agreement with any Governmental Authority. Subject to and without limiting the rights of the Board of Directors to make an Adverse Recommendation Change in accordance with Section 5.03, the Company shall include the Company Board Recommendation in the Proxy Statement and shall use reasonable best efforts to obtain the Company Stockholder Approval in connection with the adoption of this Agreement.

Section 7.03 Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Subsidiary shall use reasonable best efforts to: (i) consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable; (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders advisable or required to be obtained by Parent or the Company or any of their respective Subsidiaries, including under the Antitrust Laws; (iii) avoid any proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) defend any lawsuits or other proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order, or injunction entered by any court or other Governmental Authority vacated, lifted, overturned or reversed; (v) as promptly as reasonably practicable, and in any event within 15 Business Days after the date of this Agreement, make all necessary filings under the HSR Act, and, except to the extent of delays caused by the failure of the Company to timely provide information reasonably required by Parent in connection therewith, within 25 Business Days after the date of this Agreement submit all other notifications, filings and registrations required or advisable under the Antitrust Laws (which time period may be satisfied by submission of a draft filing in Brazil or in other jurisdictions where customary to do so), and thereafter supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any Law; and (vi) as promptly as reasonably practicable, make any other required or advisable registrations, declarations, submissions and filings with respect to the transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law; provided that Parent and Merger Subsidiary shall, on behalf of the parties, control and lead all communications and strategy relating to any litigation or to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or Third Party necessary to consummate the Merger; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such litigation or approvals, as applicable.

(b) Without limiting the generality of anything contained in this Section 7.03, each party shall: (i) give the other parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request or proceeding; (iii) to the extent practicable, give the other parties notice and an opportunity to participate in any communication made to the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”), or any other domestic, foreign or supranational Governmental Authority (together with the FTC and the Antitrust Division, the “Antitrust Authorities”) regarding the transactions contemplated by this Agreement; and (iv) promptly notify the other parties of the substance of any communication from any Antitrust Authorities. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted or communication made to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In addition, except as may be prohibited by any Governmental Authority or by any applicable Law each party hereto will permit authorized representatives of the other parties to be present at each meeting, conference or telephone call and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request or proceeding. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be); provided that materials provided pursuant to this Section 7.03 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns. Subject to applicable Laws and as required by any Governmental Authority, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement.

(c) If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Laws, or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted), including any proceeding by any Governmental Authority or private party, challenging the transactions contemplated by this Agreement as violative of any Antitrust Law or which would otherwise prohibit or materially impair or delay in connection with any Antitrust Law the consummation of the transactions contemplated by this Agreement, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) use their respective reasonable best efforts to (i) resolve any such objections and (ii) contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the transaction on or before the End Date, including taking action to hold separate or effect the sale, divestiture or disposition of such assets, businesses, services, products or product lines of the Parent or any of its Subsidiaries and/or the Company or any of its Subsidiaries or behavioral limitations, conduct restrictions or commitments with respect to any such assets, businesses, services, products or product lines of the Parent or any of its Subsidiaries and/or the Company or any of its Subsidiaries (collectively, “Remedial Actions”); provided that the parties shall not be required to take, or cause to be taken, any Remedial Actions that individually or in the aggregate, would result in the sale, divestiture, transfer or disposition of, or any other behavioral limitation, conduct restriction or commitment with respect to, any assets that in the aggregate generated revenue in excess of $75 million in calendar year 2017. Neither party shall enter into any agreement with a Governmental Authority not to consummate the Merger, or extend the waiting period under any Law, without the other party’s written consent. If requested by Parent, the Company shall take any action or make any agreement required by any Governmental Authority under any Antitrust Law; provided that any such action or agreement is conditioned on the consummation of the Merger. The Company shall not take any action or make any agreement required by any Governmental Authority under any Antitrust Law without the written consent of Parent, in its sole discretion. Prior to the Closing, Parent shall not enter into any transactions that would reasonably be expected to cause the closing condition set forth in Section 8.01(c) not to be satisfied prior to the End Date.

(d) Parent shall be solely responsible for and pay all fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

Section 7.04 Certain Filings. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that the obligations set forth in this Section 7.04 shall not be deemed to have been breached as a result of actions by the Company permitted by Section 5.03(b).

Section 7.05 Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not, and shall instruct their respective advisors and Affiliates not to, issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 7.06 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.07 Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Shares in connection with the transactions contemplated by this Agreement (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 7.08 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any condition of Article 8 not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, that, the delivery any notice pursuant to this Section 7.08 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 7.09 Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Section 7.10 Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement or the Voting Agreements, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement and the Voting Agreements may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.11 Third Party Consents. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the Merger pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party, unless and to the extent that Parent agrees to promptly reimburse the Company or such Subsidiaries for such expense or fee.

Section 7.12 Treatment of Outstanding Debt.

(a) If requested by Parent in writing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to (i) issue a notice of optional redemption on the Closing Date for all of the outstanding aggregate principal amount of the Company’s 9.5% Senior Secured Notes due 2021 (the “Senior Secured Notes”), issued pursuant to that certain Indenture, dated as of August 9, 2016, among the Company, certain of its subsidiaries party thereto as guarantors, and U.S. Bank National Association, as trustee and collateral agent (the “Senior Notes Indenture”), pursuant to the Senior Notes Indenture in order to effect a redemption on a date following the Closing Date specified by Parent and (ii) provide any other cooperation reasonably requested by Parent to facilitate, if elected by Parent, the satisfaction and discharge of the Senior Secured Notes pursuant to the Senior Notes Indenture effective as of (or at Parent’s election, following) the Closing Date, but after the Closing; provided, that, notwithstanding the foregoing, the pre-Closing Board of Directors and the directors, managers and general partners of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Discharge (as defined below) occurs. The redemption and (if applicable) satisfaction and discharge of the Senior Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of the Senior Secured Notes. Parent shall deposit or cause to be deposited funds with the trustee for the Senior Secured Notes sufficient to fund any such Discharge no later than the earlier of the redemption time specified in the applicable redemption notice and the date of such satisfaction and discharge.

(b) In addition to the foregoing, the Company shall use its reasonable best efforts to, and to cause its Subsidiaries to, take any actions and deliver any documents, certificates, agreements or instruments that are reasonably requested by Parent with respect to the repayment, repurchase, redemption, retirement, termination, defeasance, discharge, satisfaction, assumption, continuation, amendment or other treatment specified by Parent of any indebtedness for borrowed money of the Company.

(c) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including without limitation professional fees and expenses of accountants, legal counsel and other advisors) to the extent such costs are incurred by the Company or its Subsidiaries in connection with cooperation provided by the Company, its Subsidiaries, their respective officers, employees and other Representatives pursuant to the terms of this Section 7.12. Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, agents and Representatives from and against any and all liabilities, damages, claims, costs, expenses or losses suffered or incurred by them in connection with any debt offers, Discharge or other actions required to be taken pursuant to the terms of this Section 7.12, except to the extent that such liabilities, damages, claims, costs, expenses or losses arose out of or result from the gross negligence, bad faith, intentional breach or willful misconduct of any such officer, employee, agent or Representative. This Section 7.12(c) shall survive the Effective Time or earlier termination of this Agreement.

Section 7.13 Stockholder Litigation. Each of Parent and the Company shall promptly notify the other of any stockholder litigation against it arising out of or relating to this Agreement, the Merger or the other transactions contemplated by this Agreement and shall keep the other reasonably informed regarding any such stockholder litigation. Until the termination of this Agreement in accordance with Article 9, the Company shall permit Parent to advise in any such stockholder litigation against the Company and/or its directors, including an opportunity to review and to propose comments to all filings or written responses to be made by the Company in connection with any stockholder litigation against the Company and its directors relating to any transaction contemplated by this Agreement, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. In no event shall the Company enter into, agree to or disclose any settlement with respect to such stockholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned.

ARTICLE 8.

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver by the party entitled to the benefit thereof, if permissible under Applicable Law) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance therewith;

(b) no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing, restraining, prohibiting or otherwise making illegal the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect; and

(c) (i) the applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated and any agreement with any governmental authority not to close the transaction shall have expired or been terminated, and (ii) all other required clearances, consents, approvals, and waiting periods applicable to the consummation of the Merger under the Antitrust Laws shall have been obtained or expired or been earlier terminated, as applicable.

Section 8.02 Conditions to Parent’s and Merger Subsidiary’s Obligation. The obligations of the Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the representations and warranties of the Company (i) set forth in Section 3.05(a) (Capitalization) and Section 3.05(b) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except for de minimis inaccuracies, (ii) set forth in Section 3.02(a) (Authorization), Section 3.02(b) (Authorization), Section 3.24 (Finders’ Fees), Section 3.28 (Opinion of Financial Advisor) and Section 3.29 (Antitakeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, (iii) set forth in Section 3.10(a) (Absence of Certain Changes) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (without disregarding the “Material Adverse Effect” qualification set forth therein), and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, but only if, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

(b) the Company shall have performed or complied in all material respects with its obligations under this Agreement required to be performed or complied with by the Company at or prior to the Closing;

(c) the holders of not more than 20.0% of the outstanding Shares shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of Delaware Law; and

(d) Parent shall have received at the Closing a certificate signed by an executive officer of the Company certifying that the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

Section 8.03 Conditions to the Company’s Obligation. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered to the Company pursuant hereto that are qualified by materiality shall be true and correct (as so qualified), and the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered to the Company pursuant hereto that are not so qualified shall be true in all material respects at and as of the Closing Date as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time);

(b) the Company shall have performed or complied in all material respects with its obligations under this Agreement required to be performed or complied with by the Company at or prior to the Closing; and

(c) Company shall have received at the Closing a certificate signed by an executive officer of Parent certifying that the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

ARTICLE 9.

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the Company Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before December 31, 2018; provided that such date shall automatically be extended to June 30, 2019 if the Effective Time shall have not occurred prior to December 31, 2018 due to any failure of the condition in Section 8.01(c) (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement primarily results in the failure of the Effective Time to have occurred by such time;

(ii) any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting prior to the Effective Time the consummation of the Merger, and, in each case, such order or other action shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party which has not complied in all material respects with its obligations under Section 7.03; or

(iii) the Company Stockholder Approval shall not have been obtained at the Stockholders’ Meeting (including any adjournment or postponement thereof) at which this Agreement is to be voted upon; or

(c) by Parent, if, the Board of Directors shall have (i) failed to include the Company Board Recommendation in the Proxy Statement, or (ii) made an Adverse Recommendation Change;

(d) by the Company if the Board of Directors authorizes the Company to concurrently with such termination enter into a definitive Alternative Acquisition Agreement providing for a transaction constituting a Superior Proposal and concurrently with such termination enters into a definitive Alternative Acquisition Agreement providing for such transaction constituting a Superior Proposal, if (i) the Company has complied with the requirements of Section 5.03 and (ii) the Company pays the Termination Fee to Parent in accordance with Section 9.03(a). Any purported termination pursuant to this Section 9.01(d) that is not in strict compliance with the requirements of this Section 9.01(d) shall be null and void and of no effect;

(e) by the Company at any time prior to the Effective Time if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Subsidiary in this Agreement, such that the conditions set forth in Sections 8.03(a) or 8.03(b) would not be satisfied, and such breach or failure to be true and correct is not cured by the earlier of (1) the End Date and (2) thirty (30) calendar days following receipt of written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 9.01(f);

(f) by Parent at any time prior to the Effective Time if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, such that the conditions set forth in Sections 8.02(a) or 8.02(b) would not be satisfied, and such breach or failure to be true and correct is not cured by the earlier of (1) the End Date and (2) thirty (30) calendar days following receipt of written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if Merger Subsidiary or Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 9.01(e); or

(g) by Parent if, (i) at any time following receipt of an Acquisition Proposal, the Board of Directors shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within ten (10) Business Days after receipt of any written request to do so from Parent); provided, that the Board of Directors shall not be obligated to reaffirm its approval or recommendation more than once in connection with any one Acquisition Proposal (with each material amendment of an Acquisition Proposal being considered for purposes of this Section 9.01(g) as a new Acquisition Proposal), or (ii) a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (A) the day prior to the date of the Stockholders’ Meeting or the day prior to the date of any adjournment, recess or postponement of the Stockholders’ Meeting, as the case may be, and (B) eleven (11) Business Days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Board of Directors fails to recommend against acceptance of such offer.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other party.

Section 9.02 Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, subject to Section 10.03, no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any fraud or willful and material breach of its obligations set forth in this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by or on behalf of the breaching party with the knowledge that the taking of such act or the failure to take such act would cause a material breach of this Agreement. The provisions of this Section 9.02 and Sections 10.03, 10.04, 10.07, 10.08 and 10.09 shall survive any termination hereof pursuant to Section 9.01.

Section 9.03 Termination Fee.

(a)	In the event that:

(i)	(A) this Agreement is terminated by Parent, Merger Subsidiary or the Company pursuant to Section 9.01(b)(i),

(B) an Acquisition Proposal by a Third Party shall have been publicly announced after the date hereof and prior to such termination, and

(C) within nine (9) months after such termination (1) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (2) any Acquisition Proposal is consummated (with all references to twenty percent (20%) in the definition of Acquisition Proposal being treated as references to fifty and one-tenth percent (50.1%) solely for purposes of this clause (C));

(ii)	this Agreement is terminated by the Company pursuant to Section 9.01(d); or

(iii)	this Agreement is terminated by Parent pursuant to Section 9.01(c) or Section 9.01(g),

then, in any such event, the Company shall pay Parent the Termination Fee, which amount shall be payable by wire transfer of immediately available funds.

The Termination Fee (which, if owing, shall be payable only once) shall be paid (x) in the circumstances described in clause (i) above, promptly (but in no event later than one (1) Business Day) following the first to occur of the events giving rise to the obligation to make such payment, (y) in the circumstances described in clause (ii) above, concurrently with and as a condition to the termination and (z) in the circumstances described in clause (iii) above, promptly (but in no event later than five (5) Business Days) following the first to occur of the events giving rise to the obligation to make such payment.

(b) Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Subsidiary acknowledges and agrees on behalf of itself and its Affiliates that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Subsidiary in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Company acknowledges and hereby agrees that the provisions of this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 9.03, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of JPMorgan Chase Bank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(c) Notwithstanding anything to the contrary set forth in this Agreement, subject to Section 10.13 and other than in the case of fraud or willful and material breach, each of the parties hereto expressly acknowledges and agrees that Parent’s right to receive payment of the Termination Fee pursuant to this Section 9.03 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 9.03(b), in circumstances in which the Termination Fee is payable), shall constitute the sole and exclusive remedy of Parent and Merger Subsidiary and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or Affiliates (the “Parent Related Parties”) against the Company and its Subsidiaries and its and their respective Affiliates and any of its and their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement (including in respect of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the transactions contemplated by this Agreement in such circumstances, and upon payment of the Termination Fee to Parent pursuant to this Section 9.03 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 9.03(b)), none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby.

(d) Notwithstanding anything to the contrary in this Section 9.03, it is agreed that Parent, Merger Subsidiary and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 10.13, except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 10.13(b), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 10.13(b) and any monetary damages.

Section 9.04 Parent Termination Fee.

(a) In the event that this Agreement is terminated (i) (A) by the Company pursuant to Section 9.01(b)(i) or (B) by Parent pursuant to Section 9.01(b)(i) at a time in which the Company had the right to terminate the Agreement pursuant to Section 9.01(b)(i) and, in each case, at the time of such termination (x) any of the conditions set forth in Section 8.01(c) or (due to any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by any Governmental Authority issued under any Antitrust Law, or in connection with any approval, clearance, consent or filing thereunder) Section 8.01(b) and (y) all other conditions to the obligations of Parent and Merger Subsidiary to consummate the Merger have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, as applicable, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing, as applicable) or (ii) by the Company or Parent pursuant to Section 9.01(b)(ii) due to any order issued under or as a result of any Antitrust Law, or in connection with any approval, clearance, consent or filing thereunder, then, in any such event, Parent shall pay the Company an amount, without offset or reduction of any kind, equal to $25,000,000, plus the actual and documented out-of-pocket expenses (in an amount not to exceed $5,000,000) incurred by the Company and its Subsidiaries in connection with this Agreement and the transactions contemplated thereby (the “Parent Termination Fee”), which amount shall be payable by wire transfer of immediately available funds. The Parent Termination Fee (which, if owing, shall be payable only once) shall be paid, promptly (but in no event later than three (3) Business Days) following the termination. Notwithstanding anything to the contrary set forth in this Agreement, including Section 10.13 and other than in the case of fraud or willful and material breach, each of the parties hereto expressly acknowledges and agrees that Company’s right to receive payment of the Parent Termination Fee pursuant to this Section 9.04 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 9.04(b), in circumstances in which the Parent Termination Fee is payable)), shall constitute the sole and exclusive remedy of Company and its Affiliates and any of their respective Company Related Parties against the Parent or the Merger Subsidiary and any other Parent Related Party for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement (including in respect of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the transactions contemplated by this Agreement in such circumstances, and upon payment of the Parent Termination Fee to Company pursuant to this Section 9.04 (plus any costs, expenses or interest payable in connection therewith pursuant to Section 9.04(b)), none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby.

(b) Parent and Merger Subsidiary acknowledge and hereby agree that the provisions of this Section 9.04 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, the Company would not have entered into this Agreement. Accordingly, if Parent fails promptly to pay any amount due to the Company pursuant to this Section 9.04, it shall also pay any costs and expenses incurred by the Company in connection with a legal action to enforce this Agreement that results in a judgment against Parent for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of JPMorgan Chase Bank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

ARTICLE 10.

MISCELLANEOUS

Section 10.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Andritz AG

Stattegger Strasse 18

8045 Graz

Austria

Attention: Wolfgang Leitner, President & CEO and

          David Bumsted, Senior VP and Group General Counsel

Facsimile No.: (011) 43 316 6902 2601 and (770) 640-2598

with a copy to:

Kilpatrick Townsend & Stockton LLP

1100 Peachtree Street, NE

Suite 2800

Atlanta, Georgia 30309-4528

Attention: W. Benjamin Barkley

Facsimile No. (404) 541-3121

if to the Company, to:

Xerium Technologies, Inc.

14101 Capital Boulevard

Youngsville, NC 27596

Attention: Mark Staton, President and CEO, and

          Phillip Kennedy, General Counsel

Facsimile No.: (919) 556-1063

with a copy to:

Latham & Watkins LLP

555 11th Street N.W.

Suite 1000

Washington, DC 20004

Attention: William P. O’Neill and Marc A. Granger

Facsimile No.: (202) 637-2201

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received on the next succeeding Business Day in the place of receipt.

Section 10.02 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 10.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, that, in the event the Merger is to be consummated, the Company and its Subsidiaries shall not pay or incur fees and expenses (excluding, for the avoidance of doubt, all fees and expenses arising from, or related to, stockholder litigation or efforts to obtain any required clearances, consents, approvals, and waiting periods applicable to the consummation of the Merger under any Antitrust Laws) in excess of $15,000,000 (the “Expense Cap”) in connection with the transactions contemplated by this Agreement, without (i) a determination by the Board of Directors after the date hereof that incurring fees or expenses in excess of the Expense Cap is reasonably necessary and (ii) the prior written consent of Parent, not to be unreasonably withheld.

Section 10.05 Disclosure Schedule and SEC Document References. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties (or covenant, as applicable) of such party that is contained in this Agreement to which (and only to the extent that) the relevance of such item thereto is reasonably apparent on the face of such disclosure. The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable. In no event shall the inclusion of any item in the Company Disclosure Schedule or the Parent Disclosure expand the scope of such party’s representations, warranties and/or covenants set forth in this Agreement.

Section 10.06 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 6.02, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 6.02, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one (1) or more of its Affiliates at any time; provided that such transfer or assignment shall not enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 10.07 Governing Law. This Agreement and all claims and causes of action arising in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 10.08 Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

(b) PARENT HEREBY IRREVOCABLY DESIGNATES CORPORATION SERVICE COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 251 LITTLE FALLS DRIVE, WILMINGTON, DE 19808 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 10.01 OF THIS AGREEMENT. EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 10.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.11 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 10.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.13 Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Sections 9.03 and 9.04, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; and (B) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Subsidiary, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Subsidiary pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

XERIUM TECHNOLOGIES, INC.

By:	/s/ Mark Staton
Name: Mark Staton
Title: President and Chief Executive Officer

ANDRITZ AG

By:	/s/ Wolfgang Leitner
Name: Wolfgang Leitner
Title: President and Chief Executive Officer

By:	/s/ Mark von Laer
Name: Mark von Laer
Title: Chief Financial Officer

XYZ MERGER SUB, INC.

By:	/s/ Timothy J. Ryan
Name: Timothy J. Ryan
Title: President

By:	/s/ David W. Bumsted
Name: David W. Bumsted
Title: General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF VOTING AGREEMENT

[included as Exhibit 99.1]